Exhibit 12.1
Statement Re: Computation of Earnings to
Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31,
Amounts in thousands	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations before minority interest in consolidated subsidiaries and income or loss from equity investees	$38,872	$36,117	$32,033	$29,190	$27,531
Fixed charges	32,006	24,352	25,296	25,534	20,805
Preferred dividend requirements of consolidated subsidiaries	(2,512)	(4,123)	(7,168)	(8,818)	(5,093)

Earnings (1)	68,366	56,346	50,161	45,906	43,243

Fixed charges:
Interest expense	28,501	19,439	17,408	15,102	14,664
Amortization of financing fees	993	790	720	1,614	1,048
Preferred stock dividends	2,512	4,123	7,168	8,818	5,093

Fixed charges (2)	$32,006	$24,352	$25,296	$25,534	$20,805

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	2.14	2.31	1.98	1.80	2.08

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